

Mail Stop 3720

May 26, 2011

Thomas Lee
Chief Financial Officer
Uni Core Holding Corp.
Suite 5204, Central Plaza
18 Harbour Road
Wanchai, Hong Kong

> **Re:** **Uni Core Holding Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010; and**
> **Form 10Q for the Period Ending March 31, 2011**
> **Filed October 7, 2010 and May 13, 2011, respectively**
> **File No. 0-30430**

Dear Mr. Lee:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2010
Item 9A Controls and Procedures
Internal Controls over Financial Reporting, page 25

1. We note that you conduct substantially all of your operations within China. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

   a. How do you evaluate and assess internal control over financial reporting?
      i. In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to your operations in China.
      ii. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

   b. How do you maintain your books and records and prepare your financial statements?
      i. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.
      ii. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

   c. What is the background of the people involved in your financial reporting?
      i. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
         • what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

ii. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

iii. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:
- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial

statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

    d. We note as you neither identify a Board of Director's financial expert in your filings nor have a separately created audit committee, please describe the extent of the Board of Directors knowledge of U.S. GAAP and internal control over financial reporting.

2. Please revise and tell whether you evaluated the effectiveness of your internal control over financial reporting as June 30, 2010; and if you did, identify the framework used by management to evaluate the effectiveness of your internal control over financial reporting. The framework on which management's evaluation of the issuer's internal control over financial reporting is based must be a suitable, recognized control framework that is established by a body or group that has followed due-process procedures, including the broad distribution of the framework for public comment. See Item 308T (a)(2) of S-K.

Note 2 Summary of Significant Accounting Policies
Principles of Consolidation, page 44

3. We note that three of your subsidiaries and one of your associate companies have been "totally impaired". Please tell us when the impairments occurred, which entities were impaired, the impairment amounts, and the procedures used by the company to determine the impairment.

4. We also note on page 46 and 63 that the company transferred various subsidiaries to China Equity Platform Holding Group Limited "CEPHGL" in exchange for 60% of CEPHGL shareholdings in June 2009. Please tell us who CEPHGL is, and whether they are a related party, and describe in detail how you accounted for the transfer, including how you determined the fair value of the equity interest transferred.

(g) Investments, page 48

5. Tell us how you the determined the fair value of your cost-method investment including whether or not you identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. Furthermore tell us how you obtain adequate evidentiary support for your carrying value in Shenzhen Hi-Tech Property Right Exchange Center.

(m) Revenue Recognition, page 51

6. Please disclose your revenue and cost recognition policies for your sales of paper products. Note that when describing your revenue recognition policy use the principles found in SAB No. 104 and explain when your paper products earnings process is complete and when revenue is measurable.

7. We note that you present revenues in your consolidated statements of operations on a net basis. Please explain and disclose the nature of any discounts, refunds and allowances you provide and how you account for them.

Note 4 Goodwill, page 63

8. In regard to the APT acquisition, please revise and provide all required footnote disclosures of ASC 805-10-50. Furthermore, revise your MD&A and provide a description of the acquisition and its affect on the company as a whole. Furthermore, the description should include, but is not limited to, acquisition date, name and a description of the acquiree; primary reasons for the business combination and a description of how the acquirer obtained control of the acquire; valuation technique(s) used to measure the acquisition-date fair value of the equity interest in the acquiree; and percentage of voting equity interests acquired.

9. Using the guidance found in ASC Subtopic 805-10-55-12, please clarify for us how you identified that the registrant, Uni Core, was the acquirer. As the stockholders of APT Paper group Limited appear to be the majority stockholders, the pertinent facts and circumstances you should particularly consider in identifying the acquirer in this business combination is the composition of the governing body and senior management of the combined entity, both usually appointed and dominated by the acquirer.

10. Please explain to us in detail when you tested for goodwill impairment and the procedures you used to determine the goodwill impairment of approximately $11 million. In particular, tell us how you determined the reporting units and their corresponding assigned goodwill, including how you determined and assigned the fair value of a reporting unit to the assets and liabilities of that unit.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information.

Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director